Exhibit 99.1

For immediate release
October 3, 2006

Petro-Canada Investor Day Highlights 10 Billion Barrel Oil Sands Strategy
Company Provides Guidance on Integrated Oil Sands Strategy

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary - Petro-Canada’s 10 billion barrel oil sands resource is the engine of growth that will propel the company to a leading position among oil sands developers, Petro-Canada executives today will explain to an Investor Day audience.

“We’re sitting on 10 billion barrels of total oil sands resource,” said Neil Camarta, Petro-Canada’s Senior Vice-President, Oil Sands. “And we now have an integrated strategy in place to bring it to market.”

“On the mining side, with the Fort Hills project we’re zeroing in on the best approach to get the oil from dirt to market,” added Camarta. “We recognize that we’re swimming against the tide of rising project costs - and this is the only time when we can do something about it. We’re not going to rush things.”

Initial Fort Hills estimates will be available early next year as part of the Design Basis Memorandum, which defines the intended size of the project and other important design parameters.

Petro-Canada is targeting Fort Hills bitumen production of 150,000 to 170,000 barrels per day in 2011. Subsequent phases could increase the total production to 370,000 b/d, pending regulatory approval.

The project includes a planned upgrader in Sturgeon County, 40 kilometres northeast of Edmonton in Alberta’s industrial heartland. The upgrader will initially process up to 170,000 b/d of bitumen from the Fort Hills mine into as much as 145,000 b/d of synthetic crude oil, pending regulatory approval. The crude will then be marketed for refining into consumer products such as gasoline and diesel. Subsequent phases could increase the total upgrader capacity to about 320,000 b/d of synthetic crude by 2015.

Fort Hills Energy Limited Partnership comprises Petro-Canada with 55% interest (Operator), UTS Energy with 30% interest and Teck Cominco with 15% interest. Fort Hills has in excess of 2.8 billion barrels of bitumen resource.

On the in-situ side, Petro-Canada is an industry leader with 7.3 billion barrels (net to Petro-Canada) of top quality resource. The existing MacKay River SAGD facility is currently being debottlenecked to produce up to 30,000 b/d. A MacKay River expansion is expected to produce an additional 40,000 b/d by 2010, pending regulatory and internal approval. The company also has top-notch leases in Meadow Creek and Lewis - both in the heart of the in situ“fairway.”

“Experience matters in the SAGD business - that and a great resource,” said Camarta. “We fully expect our MacKay River expansion to be the most competitive SAGD project in the business.”

A major conversion investment at the Edmonton Refinery and a processing agreement at Suncor Energy will enable the refinery to process up to 55,000 b/d of MacKay River bitumen by 2008. The refinery conversion includes an expansion of the coking capacity to process bitumen and synthetic crude. Combined with Syncrude processing capability, these plans will convert Edmonton to a fully oil sands based refinery that will produce up to 135,000 b/d of ultra low sulphur gasoline, diesel and other refined products.

“Most important is that this integrated line-up - from the reservoir to the gas tank - has very attractive economics,” noted Camarta. “The combination of a great resource and an existing refinery is hard to beat.”

Petro-Canada continues to play a leading role in the development of oil sands technology. The Company’s line up of current and pending in situ pilots includes:
▪	Vapex, in which propane solvent is used in place of steam to mobilize underground bitumen, thus eliminating natural gas use;
▪	Co-injection of steam and solvent, aimed at reducing steam consumption;
▪	And, a field project at MacKay River that’s providing us with valuable data about reservoir performance and how steam behaves in interbedded mudstone.

“Based on the results to date, I believe we will find more energy efficient and environmentally sustainable ways to develop our in-situ leases going forward,” said Camarta. Technologies involving reduced steam consumption also limit greenhouse gas emissions and exposure to volatile natural gas prices.

Petro-Canada’s Investor Day presentations will be webcast live beginning at 8:15 am MDT and conclude at 2:00 pm MDT and made publicly available at 3:00pm MDT on the website: www.petro-canada.ca.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Chris Dawson	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4270	Tel: (403) 296-7691
Michelle Harries Corporate Communications Petro-Canada (Calgary) Tel: (403) 296-3648

Legal Notice - Forward-Looking Information

This document contains forward-looking information. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “forecast,” “believe,” “target,” “intend,” “expect,” “estimate,” “budget” or other similar wording suggesting future outcomes or statements regarding an outlook. Forward-looking information includes, but is not limited to, references to business strategies and goals, outlook (including operational updates and strategic milestones), future capital, exploration and other expenditures, future resource purchases and sales, construction and repair activities, refinery turnarounds, anticipated refining margins, future oil and gas production levels and the sources of growth thereof, project development and expansion schedules and results, future regulatory approvals, future results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, royalties and taxes payable, production life-of-field estimates, natural gas export capacity, future financing and capital activities, contingent liabilities (including potential exposure to losses related to retail licensee agreements), and environmental matters. By its very nature, such forward-looking information requires Petro-Canada to make assumptions that may not materialize or that may not be accurate.

This forward-looking information is subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including changes in taxes, royalty rates resources and utilization strategies; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. More specifically, production may be affected by such factors as exploration success, startup timing and success, ramp up progress, facility reliability, planned and unplanned gas plant shutdowns, success of restarts following turnarounds, reservoir performance and natural decline rates, success of non-conventional resource plays, water handling and production from coal bed methane wells, and drilling progress and results. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Petro-Canada follows the Society of Petroleum Engineers, World Petroleum Congress and the American Association of Petroleum Geologists definitions for “resources.” “Total resource” is reserves plus resources.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this document is made as of the date hereof and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this document is expressly qualified by this cautionary statement.